SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                      Commission File Number

                           NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

For Period Ended:  December 31, 1996

[   ] Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:

Read  attached  instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:






                         Part I. Registrant Information

Full name of registrant:       Paradigm Advanced Technologies, Inc.

Former name if applicable:     N/A

Address of principal executive office (Street and number):
   5140 Yonge St., Suite 1525
  ------------------------------

City, State and Zip Code:      North York, Ontario, Canada  M2N 6L7


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The  accountant's  statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In February 1997 the Company's sole accounting employee left the Company prior to completion of the Company's audit of its 1996 results. Following the employee's departure, the Company hired a new controller who is currently working to complete the 1996 audit and the management's discussion portion of the Form 10-KSB. However, due to the extra time required for the new controller to sufficiently acquaint himself with the financial records of the Company, and the difficulties presented by the lack of staff familiar with records of the Company, the Company is unable to file its Form 10-KSB, for the period ended December 31, 1996, without unreasonable effort or expense.



                           Part IV. Other Information

 (1) Name and telephone number of person to contact in regard to this notification

      Jack Y.L. Lee                  (416) 222-9629
          (Name)                     (Area code)          (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                     [  X  ] Yes    [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     [  X  ] Yes    [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Company is a development stage company, incorporated on January 12, 1996. It was not operational during the corresponding period for the last fiscal year.

Paradigm Advanced Technologies, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 1997                   By: /s/ Jack Lee
                                      Name: Jack Lee
                                     Title: Chief Executive Officer and
                                            Secretary Treasurer